                                  SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              The York Group, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)


                                   986632107
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                                 (CUSIP Number)

                                Curtis J. Zamec
                                 Wilbert, Inc.
                 P.O. Box 210, Forest Park, Illinois 60130-0210
                                 (708) 865-1600
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 20, 2000
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  986632107              13D                        PAGE 2  OF    PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    Wilbert, Inc.  36-1178800
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)

    WC
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

   Illinois
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                7   SOLE VOTING POWER
  NUMBER OF         1,011,400

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        0

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         1,011,400

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            0

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,011,400
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [X]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.3%
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14   TYPE OF REPORTING PERSON (See Instructions)

     CO
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Item 1. Security and Issuer.

        This Amendment No. 1 to Schedule 13D amends the Schedule 13D dated September 18, 2000. Capitalized terms used are defined in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

        The total purchase price of all of the Common Stock reported in this Amendment No. 1 to Schedule 13D was $797,333. The source of funds for the purchase of such stock was working capital of Wilbert.

Item 5. Interest in Securities of York.

        (a)-(b) The response of Wilbert to Items 7 through 13 on the cover page and the responses of directors and executive officers of Wilbert set forth on
Schedule 1 to the Schedule 13D are incorporated herein by reference. All responses reflect the beneficial ownership as of the close of business on September 20, 2000. Wilbert disclaims beneficial ownership in Common Stock owned by an affiliate of a director reflected on Schedule 1. Percentage ownership responses are based on the outstanding number of shares set forth in York's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

        (c) Except for the transactions to which this Amendment No. 1 to
Schedule 13D relates, no transactions with respect to the Common Stock have been effected since the most recent filing of Schedule 13D by Wilbert or, to the best knowledge of Wilbert, by any executive officer or director of Wilbert. Set forth below is information with respect to each transaction:

                                               Aggregate Purchase
           Date            Shares Purchased          price
   --------------------- -------------------- --------------------
         9/18/2000              37,000              $203,288
         9/19/2000              43,500              $280,144
         9/20/2000              48,000              $313,901

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                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2000



                                    WILBERT, INC.


                                    By: /s/ Curtis J. Zamec
                                    -----------------------
                                    Curtis J. Zamec
                                    President/Chief Executive Officer